PHH CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

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


                                              Nine Months Ended                     For the Year Ended December 31,
                                                September 30,     -----------------------------------------------------------------
                                                     1997         1996          1995          1994          1993           1992
                                                   -------        ----          ----          ----          ----           ----
Income (loss) before income taxes                  (38,675)      148,220       133,115       116,758       106,943         90,812
Plus: Fixed charges                                200,988       268,960       253,481       202,659       182,596        201,631
                                                 ----------------------------------------------------------------------------------
Earnings available to cover fixed charges          162,313       417,180       386,596       319,417       289,539        292,443
                                                 ==================================================================================

Fixed charges (1)
Interest including amortization of deferred
  loan costs                                       195,567       260,765       245,641       194,594       173,508        193,175
Capitalized interest                                     -             -             -             -             -              -
Interest portion of rental payment                   5,421         8,195         7,840         8,065         9,088          8,456
                                                 ----------------------------------------------------------------------------------
  Total fixed charges                              200,988       268,960       253,481       202,659       182,596        201,631
                                                 ==================================================================================

Ratio of earnings to fixed charges (2)                  (3)         1.55x         1.53x         1.58x         1.59x          1.45x
                                                 ==================================================================================
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(1)   The interest included in fixed charges consists of interest expense on debt incurred to finance leasing activities and mortgage banking activities, as well as the interest costs associated with home relocation services which are ordinarily recovered through direct billings to clients.

(2) Earnings before fixed charges consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).

(3) Earnings are inadequate to cover fixed charges (deficiency of $38.7 million) for the nine months ended September 30, 1997. Loss before income taxes includes a one-time merger and restructuring charge recorded in the second quarter of 1997 in the amount of $235.3 million ($182.7 million after-tax). Excluding the charge, the ratio of earnings to fixed charges is 1.98x.